Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-925-3707 richard.kirk@prudential.com

February 2, 2021

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Responses to SEC Staff Comments on Registration Statement
    Prudential Annuities Life Assurance Corporation
    Registration Statement on Form S-3, SEC File No. 333-252556

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff comments received verbally on February 2, 2021 to the registration statement filing (the “Filing”) noted above.

(1)Registrant represents that it will include language required by Item 512 of Regulation S-K in a final form filing under Rule 424, including the following:

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by

Alberto H. Zapata, Esq.
February 2, 2021

controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

(2)Registrant represents that it will include hyperlinks to all documents incorporated by reference in the Filing including Form 10-K and other documents filed pursuant to sections 13(a), 13(d), 14, and 15(d) of the Securities Exchange of 1934, in a final form filing under Rule 424.

If you have any questions, please call me at (203) 925-3707.

Very truly yours,

/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel